

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 8, 2017

<u>Via E-mail</u>
Mr. Christopher J. DeAlmeida
Chief Financial Officer
Orion Group Holdings, Inc.
12000 Aerospace, Suite 300
Houston, Texas 77034

> **RE: Orion Group Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **Form 8-K**
> **Filed March 15, 2017**
> **File No. 1-33891**

Dear Mr. DeAlmeida:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Controls and Procedures, page 37</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 37</u>

1. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

<u>Form 8-K filed on March 15, 2017</u>

2.　　　We note the use of non-GAAP Measures and have the following comments:

- You disclose non-GAAP financial measures more prominently than directly comparable GAAP measures. In this regard, we note in your 2016 highlights that you have highlighted your year over year increase in EBITDA without highlighting the comparable GAAP measure. We also note your discussion of EBITDA and EBITDA margin on a consolidated and segment basis without discussion of their comparable GAAP measures for all periods presented. Please refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and revise future filings accordingly;

- You disclose one-time charges related to differing site conditions on a specific contract and the tax effects in your reconciliation of adjusted net income. Please expand your disclosures to explain how tax effects of your non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016; and

- Please more fully explain how and why you determined it is appropriate to revise your non-GAAP performance measure of Adjusted net income to exclude the one-time charge related to your NOL valuation allowances. Please tell us what this amount represents and how you calculated the overall tax rate based on the new non-GAAP pretax income. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeffrey Gordon, Staff Accountant at (202) 551-3866 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction